Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2020 (the 2020 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2020 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

As of October 2021, Mexico began administering the COVID-19 vaccine to people aged 12 years and older. As of the date of this filing, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the emergency use of eight COVID-19 vaccines. To date, more than 81 million people have been vaccinated with at least one of the two required doses of the COVID-19 vaccines authorized for use in Mexico. On December 14, 2021, Mexico began administering a third dose of the COVID-19 vaccine to people aged 60 years and older.

On August 17, 2021, the “Second Phase of the Tourism Recovery Program for the Negative Impacts Caused by COVID-19” was announced. The program, designed to help the tourism industries of multiple countries respond to the COVID-19 pandemic, is funded by the German Corporation for International Cooperation (GIZ) and implemented by the ENPACT organization in collaboration with Tui Care Foundation. In this second phase, 105 tourism-related companies in Mexico will receive nine thousand euros over a period of six months to mitigate the impact that COVID-19 has had on their businesses.

According to the Secretaría de Salud (Ministry of Health), as of January 2, 2022, Mexico has had 4,216,468 officially estimated cases of COVID-19, of which an estimated 313,194 were fatal. See “United Mexican States—COVID-19 Crisis” in the 2020 Form 18-K for more information on the measures taken by the Government and the impact of the COVID-19 pandemic.

Form of Government

The Government

On August 9, 2021, the Chamber of Deputies ratified Rogelio Ramirez de la O as the new Minister of Finance and Public Credit.

Pursuant to a constitutional reform approved and published in December 2019, on September 14, 2021 the Ley Federal de Revocación de Mandato (Federal Recall Law) was published in the Official Gazette. This law establishes the full procedures required to convene, develop and organize a recall referendum of the Mexican federal executive branch.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	62	47.7		252	50.4
National Action Party	21	16.4		79	15.8
Institutional Revolutionary Party	13	10.2		49	9.8
Citizen Movement Party	8	6.3		24	4.8
Ecological Green Party of Mexico	6	4.7		44	8.8
Labor Party	4	4.7		11	2.2
Social Encounter Party	4	3.1		23	4.6
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	6	0.8		6	1.2
Total	127	99.2	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 31, 2021.
(2)	As of December 31, 2021, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

Internal Security

High-level meetings between the Mexican and United States governments on their bilateral shared security strategy were convened on June 30 and July 1, 2021. This bilateral strategy aims to address internal security priorities including decreasing arms trafficking, reducing violence caused by organized crime and reducing drug production, trafficking and consumption with the goal of combatting violent crime.

On December 14, 2021, the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) met for the first time to launch the Entendimiento Bicentenario (Bicentennial Framework), which proposes a shared vision of regional security and collaboration, and establishes a comprehensive and long-term approach to guide future bilateral actions. At the meeting, GANSENG adopted a preliminary Action Plan focused on bilateral security cooperation, including, among other priority objectives, reducing addictions and homicides and arms, human and drug trafficking.

Anti-Corruption

On October 1, 2021, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) began operating the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-up Logbook, or BESA), a new online tool that allows the SFP to monitor the fulfilment and compliance of contracts for goods and services by suppliers and third parties entering into agreements with entities of the Administración Pública Federal (Federal Public Administration). The BESA can audit in real time 80% of the amount of public procurement throughout the SFP and will strengthen the SFP’s auditing systems. In the event of non-compliance with contracts, the BESA provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned.

On October 27, 2021, a group of Ministers charged with combatting corruption in the Community of Latin American and Caribbean States (CELAC) met to formally establish the Grupo Especializado en la Prevención y Lucha contra la Corrupción (CELAC Specialized Group for the Prevention and Fight against Corruption, or GEPLC). The main objective of the GEPLC will be to analyze and exchange best practices, experiences and information with respect to fighting corruption, as well as to promote and facilitate regional political coordination and collaboration among member states.

On December 10, 2021, the Procuraduría Fiscal de la Federación (Federal Fiscal Attorney Office, or PFF) and the Confederación de Asociaciones de Agentes Aduanales de la República Mexicana (Confederation of Customs Brokers Associations of the Mexican Republic, or CAAAREM), signed a collaboration agreement to combat tax evasion, smuggling and corruption in foreign trade. The agreement alerts customs agents to the risks and consequences of tax and customs offenses, and will develop the forms, mechanisms and conditions to create a compliance program, as well as related training, workshops, conferences and seminars.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 9, 2021, the U.S.-Mexico High-Level Economic Dialogue (HLED) was reactivated, with the goal of advancing strategic economic, social and commercial priorities between the two countries. The HLED has four central pillars: (1) strengthening supply chains and facilitating trade between the U.S. and Mexico; (2) promoting economic, social and sustainable development in southern Mexico and Central America to address the structural causes of emigration in northern Central America; (3) mitigating cyber threats and improving the flow of data between the two countries; and (4) training and promoting a more educated and competitive workforce, as well as integrating small- and medium-sized businesses into regional value chains. On December 13, 2021, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Economía (Ministry of Economy) and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), along with the current U.S. administration, presented the working plan derived from the HLED, which includes more than ten concrete projects based on the four pillars.

On September 18, 2021, Mexico became a signatory of the Convention establishing the Latin American and Caribbean Space Agency (ALCE), an international organization aimed at coordinating cooperation in space technology, research, exploration, and related applications to strengthen the comprehensive and sustainable development of a regional space program. The ALCE will enhance the region’s capabilities in observation systems for use in agriculture, natural disasters, security and surveillance, oceanography, meteorology, exploration of natural resources and urban intelligence and cartography.

On December 10, 2021, during the 32nd International Maritime Organization (IMO) General Assembly, Mexico was reelected to the IMO Council for the 2022-2023 period. Mexico is a founding member of the IMO and has actively participated in the IMO Council’s work to develop and implement international instruments and to cooperative actions in the areas of safety, protection of the marine environment, technical cooperation and training.

Environment

At the 26th United Nations Climate Change Conference held on November 2, 2021, Mexico joined the Declaration on Forests and Land Use, aimed at halting and reversing forest loss and land degradation by 2030 by promoting sustainable development and inclusive rural transformation, and the Global Methane Pledge, aimed at reducing global methane emissions by at least 30 percent from 2020 levels by 2030.

On November 5, 2021, the Programa Nacional de Remediación de Sitios Contaminados 2021-2024 (National Program for Remediation of Contaminated Sites 2021-2024) was published in the Official Gazette. The program has three main objectives: (i) to strengthen the National Inventory of Contaminated Sites in order to assist decision-making in dealing with contaminated sites, (ii) to promote remediation actions at contaminated sites, and (iii) to strengthen the regulatory framework around the remediation of contaminated sites. This program also aligns with Mexico’s commitments under the Stockholm and Minamata Conventions.

On November 8, 2021, the Programa Especial de Cambio Climático 2021-2024 (Special Climate Change Program 2021-2024) was published in the Official Gazette. The program has four main objectives: (i) to reduce the vulnerability of the population, ecosystem and infrastructure to climate change by strengthening adaptation processes and increasing resilience, (ii) to reduce greenhouse gas emissions, (iii) to promote actions and policies that prioritize the generation of environmental, social and economic co-benefits, and (iv) to strengthen coordination mechanisms, financing and implementation strategies among various levels of government, prioritizing inclusion and human rights. Both the National Program for Remediation of Contaminated Sites and the Special Climate Change Program describe the sources of funding for implementation and specific targets to achieve the main objectives.

THE ECONOMY

Gross Domestic Product

According to preliminary figures, Mexico’s economy expanded by 6.1% in real terms during the first nine months of 2021, reflecting a gradual recovery of economic activity. Certain sectors experienced stronger growth than others, in particular the services sector due to the relaxing of some COVID-19-related restrictions as a result of ongoing vaccinations. Projections for Mexico’s economic performance for the full year 2021 and beyond have been adjusted upwards, mainly explained by higher than expected growth during the third quarter of 2021 due to advances in the COVID-19 vaccination process, greater mobility and the reopening of various activities, mainly in the services sector. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2020 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
GDP	Ps. 16,626.9	Ps. 17,646.7
Add: Imports of goods and services	5,716.7	6,612.6

Total supply of goods and services	22,343.6	24,259.3
Less: Exports of goods and services	6,123.4	6,606.5

Total goods and services available for domestic expenditure	Ps. 16,220.3	Ps. 17,652.8
Allocation of total goods and services:
Private consumption	10,958.6	11,847.1
Public consumption	2,165.2	2,188.2

Total consumption	13,123.7	14,035.3

Total gross fixed investment	2,876.9	3,200.4

Changes in inventory	26.4	58.8

Total domestic expenditures	Ps. 16,027.0	Ps. 17,294.5

Errors and Omissions	193.3	358.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter (annualized)(1)
	2020(2)	2021(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	34.4%	37.5%

Total supply of goods and services	134.4%	137.5%
Less: Exports of goods and services	36.8%	37.4%

Total goods and services available for domestic expenditures	97.6%	100.0%
Allocation of total goods and services:
Private consumption	65.9%	67.1%
Public consumption	13.0%	12.4%

Total consumption	78.9%	79.5%
Total gross fixed investment	17.3%	18.1%
Changes in inventory	0.2%	0.3%

Total domestic expenditures	96.4%	98.0%

Errors and Omissions	1.2%	2.0%

(1)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 558.3	Ps. 570.1
Secondary Activities:
Mining	854.7	869.8
Utilities	269.8	269.2
Construction	991.4	1,082.8
Manufacturing	2,593.4	2,876.5
Tertiary Activities:
Wholesale and retail trade	2,782.4	3,130.3
Transportation and warehousing	934.3	1,075.0
Information	558.5	572.3
Finance and insurance	858.2	825.4
Real estate, rental and leasing	2,057.8	2,103.5
Professional, scientific and technical services	327.1	349.0
Management of companies and enterprises	114.4	115.8
Support for business	681.5	621.1
Education services	671.1	660.9
Health care and social assistance	385.5	421.9
Arts, entertainment and recreation	43.4	56.4
Accommodation and food services	225.7	290.0
Other services (except public administration)	309.1	312.7
Public administration	716.7	711.9

Gross value added at basic values	15,933.1	16,914.7
Taxes on products, net of subsidies	693.8	732.0

GDP	Ps. 16,626.9	Ps. 17,646.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
GDP (real pesos)	(9.5)%	6.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(0.1)	2.1
Secondary Activities:
Mining	(0.4)	1.8
Utilities	(5.6)	(0.2)
Construction	(19.9)	9.2
Manufacturing	(12.5)	10.9
Tertiary Activities:
Wholesale and retail trade	(11.7)	12.5
Transportation and warehousing	(22.2)	15.1
Information	(0.3)	2.5
Finance and insurance	(4.9)	(3.8)
Real estate, rental and leasing	(0.4)	2.2
Professional, scientific and technical services	(2.6)	6.7
Management of companies and enterprises	5.6	1.3
Administrative support, waste management and remediation services	0.1	(8.9)
Education services	(1.5)	(1.5)
Health care and social assistance	(3.6)	9.4
Arts, entertainment and recreation	(42.6)	30.0
Accommodation and food services	(45.5)	28.5
Other services (except public administration)	(16.2)	1.2
Public administration	1.6	(0.7)

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.2% as of September 30, 2021, a 0.4 percentage point increase from the rate as of December 31, 2020. As of September 30, 2021, the economically active population in Mexico fifteen years of age and older was 58.3 million. As of January 1, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22.0% and 22.0%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2020 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments—COVID-19 Crisis” in the 2020 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2020(2)			2021(2)
Food	Ps.	688.0	0.3%	Ps.	698.8	1.6%
Beverage and tobacco products		156.0	(10.5)		175.3	12.4
Textile mills		16.9	(34.7)		23.4	38.5
Textile product mills		11.3	(17.2)		13.0	15.0
Apparel		37.2	(36.4)		46.8	25.9
Leather and allied products		13.6	(37.2)		17.0	24.9
Wood products		20.9	(15.7)		25.1	19.9
Paper		50.8	(6.2)		56.0	10.3
Printing and related support activities		15.3	(17.4)		18.3	19.9
Petroleum and coal products		33.3	(17.3)		38.8	16.8
Chemicals		222.1	(3.7)		221.4	(0.3)
Plastics and rubber products		74.7	(12.5)		90.4	21.0
Nonmetallic mineral products		66.4	(11.7)		75.6	13.8
Primary metals		155.8	(11.7)		174.7	12.2
Fabricated metal products		84.5	(12.2)		102.7	21.6
Machinery		95.0	(22.7)		114.4	20.4
Computers and electronic products		223.0	(9.9)		249.2	11.7
Electrical equipment, appliances and components		84.9	(4.2)		102.1	20.2
Transportation equipment		462.6	(26.2)		538.3	16.4
Furniture and related products		22.8	(21.7)		29.6	29.9
Miscellaneous		58.2	(13.1)		65.6	12.6

Total expansion/contraction	Ps.	2,593.4	(12.5)%	Ps.	2,876.5	10.9%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

In August 2021, the General Director of Petróleos Mexicanos (PEMEX) presented the “Gas Bienestar” program, which contributes to improving the economic well-being of low-income families by offering them LP gas of higher quality at lower prices. The program’s goal as of January 2022 is to reach 1.2 million homes in Mexico City.

In December 2021, the Government made a U.S.$3.5 billion capital injection in PEMEX. On December 23, 2021, PEMEX completed a tender offer and liability management transaction, which reduced PEMEX’s indebtedness and improved the maturity profile of its debt by extending its short and medium-term debt. PEMEX issued an aggregate of U.S.$6.8 billion of new amortizing notes due 2032 in the transaction, of which U.S.$5.8 billion was issued in exchange for outstanding PEMEX bonds.

On December 22, 2021 the Committee on Foreign Investment in the United States (CFIUS) authorized PEMEX’s acquisition of the Deer Park refinery in Houston, Texas for U.S.$596 million. As a result of the transaction, PEMEX will acquire from Royal Dutch Shell Oil Company the 50% of the Deer Park refinery it did not already own and will repay U.S.$1.2 billion of debt of the refinery. The transaction is expected to close in January 2022.

Electric Power

On July 14, 2021, the Comisión Federal de Electricidad (CFE) presented its Plan Integral de Modernización de Centrales Hidroeléctricas (Integral Plan for the Modernization of Hydroelectric Power Plants), which contemplates a U.S.$1 billion investment and the modernization of 14 power plants by the first quarter of 2024. This plan is intended strengthen the National Electric System by increasing annual electricity generation, modernizing equipment and extending the useful life of the plants for 50 years.

In July 2021, the CFE issued a bond in the international market, the proceeds of which will be used to refinance the CFE’s previous obligations. In December 2021, the CFE made its first voluntary Public Offering of Acquisition in the local financial market for a repurchase of Cebures for a total of 7.8 billion pesos and carried out an issuance of Cebures for 10.5 billion pesos.

Tourism

On June 23, 2021, the Master Plan for the Integral Tourism Development of the Huasteca Potosina and the Master Plan for the Sustainable Tourism Development Center were initiated. The two plans will identify basic infrastructure and service requirements for several tourist sites, as well as the development of short and long-term tourist attractions in twenty municipalities. The ongoing development of tourism in the Huasteca Potosina region is intended to achieve the following goals: (1) to expand the hotel capacity of the region to include two thousand new hotel rooms within five years, (2) to attract 300,000 new tourists per year, (3) to generate an annual economic revenue in the area of one 1.3 billion pesos, (4) to create 7,000 new permanent jobs and to invigorate other economic activities of the region, such as agriculture, cattle raising and handicrafts and (5) to diversify the tourism industry.

On September 7, 2021, the Secretaría de Turismo (Secretary of Tourism, or SECTUR) launched the Guía Rápida para la Integración de la Adaptación al Cambio Climático en la Hotelería (Quick Guide to Integrating Adaptation to Climate Change in the Hotel Industry), a tool to promote sustainability and risk management, as well as operational guidance related to climate change. The guide was developed in coordination with the Ministry of the Environment and Natural Resources, the National Institute of Ecology and Climate Change and the National Commission of Protected Natural Areas, and implemented by the GIZ.

On September 20, 2021, SECTUR launched the Cruzada Nacional por la Digitalización Turística en Pueblos Mágicos (National Crusade for the Digitalization of Tourism in Magical Towns), which incorporates information and communication technologies into the operations of tourist establishments in order to better position them to compete with other tourist destinations. SECTUR has established strategic alliances with world-class companies such as Google, Despegar, Rotamundos and Gueest that will assist in ensuring that digital tools are present in the lodging establishments of certain tourist destinations in Mexico known as the “Magical Towns.”

SECTUR announced on December 2, 2021 that from September 2020 to June 2021, 19,400,000 international tourists traveled to Mexico, leading to an income of U.S.$9.332 billion. In that period, Mexico was in third place among the most visited countries in the world and 14th place in foreign exchange earnings in the tourism sector.

Transportation and Communications

On September 6, 2021, the Estrategia Digital Nacional 2021-2024 (National Digital Strategy 2021-2024) was published in the Official Gazette. The National Digital Strategy 2021-2024 has two main policies: (1) the Digital Policy in the Federal Public Administration, aimed at using information and communication technologies to improve and make government services available to citizens, and (2) the Social Digital Policy, aimed at increasing internet coverage throughout the most rural and poor areas of Mexico in order to combat marginalization and improve communications, facilitating the integration of these areas into the national economy.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2020 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2020		2021(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,729,505	Ps.	2,005,695
Checking deposits
In domestic currency		1,809,279		2,012,389
In foreign currency		615,640		609,675
Interest-bearing peso deposits		1,042,065		1,224,539
Savings and loan deposits		26,966		28,384

Total M1	Ps.	5,223,456	Ps.	5,880,682

M4	Ps.	13,993,346	Ps.	14,828,198

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2021 was 6.00%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 2.9 percentage points higher than the 3.2% consumer inflation for 2020 and 3.2 percentage points higher than the 2.8% consumer inflation for 2019. This trend reflects that inflation continues to be impacted by the ongoing COVID-19 pandemic, including Government measures implemented to mitigate the spread. Throughout the first nine months of 2021, the pandemic’s effect on supply chains, goods and services has deeply impacted prices, leading to higher production costs. The reopening of activities like tourism and entertainment has also contributed to the rise in inflation in the services sector. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 4.8% for the first nine months of 2021, higher than core inflation of 3.8% for 2020.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2	(7)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021:
January	3.5	5.3	15.0;(6) 15.0	(7)
February	3.8	5.9	—
March	4.7	4.8	—
April	6.1	3.2	—
May	5.9	4.4	—
June	5.9	5.8	—
July	5.8	5.3	—
August	5.6	5.3	—
September	6.0	6.0	—
October	6.2	7.1	—
November	7.4	8.4	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for August 2021 to December 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.
(8)	January 2022 figures are as of January 3, 2022.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January	4.2	4.2	3.3	4.5	4.4
February	4.1	4.1	3.3	4.4	4.3
March	4.1	4.1	3.2	4.3	4.2
April	4.1	4.1	3.1	4.3	4.3
May	4.1	4.2	3.1	4.3	4.3
June	4.0	4.1	3.1	4.3	4.3
July	4.3	4.6	3.1	4.5	4.6
August	4.5	4.8	3.2	4.6	4.7
September	4.6	4.9	3.3	4.7	4.8
October	4.8	5.3	3.4	5.0	5.1
November	5.1	5.5	3.5	5.1	5.3
December	5.3	5.6	3.6	5.4	5.6

Source: Banco de México.

During the first nine months of 2021, interest rates on 28-day Cetes averaged 4.2%, as compared to 5.7% during the same period of 2020. Interest rates on 91-day Cetes averaged 4.4%, as compared to 5.7% during the same period of 2020.

On December 30, 2021, the 28-day Cetes rate was 5.5% and the 91-day Cetes rate was 5.9%.

On June 24, 2021 and August 12, 2021, Banco de México held its fourth and fifth monetary policy meetings of 2021 and increased the overnight interbank funding rate by 25 basis points at each meeting, to 4.25% in June 2021 and to 4.50% in August 2021. The June 24 decision took into account additional sources of stress on inflation, including the magnitude and extended duration of the ongoing COVID-19 pandemic, as well as the effect of higher interest rates. The August 12 decision took into account further pressures on inflation and core inflation, which registered annual interest rates of 5.81% and 4.66% in July 2021. Finally, the updated forecasts for inflation and core inflation in 2021 show increased levels in the short-term, but relatively stable levels above the target published in Banco de México’s last quarterly report for the medium- and long-term.

On September 30, 2021, November 11, 2021 and December 16, 2021, Banco de México held its sixth, seventh and eighth monetary policy meetings of 2021. In each of the September and November meetings, Banco de México increased the overnight interbank funding rate by 25 basis points, to 4.75% and 5.00%, respectively. In the December meeting, Banco de México increased the overnight interbank funding rate by 50 basis points, to 5.50%. The September 30 and November 11 decisions took into account the impact and magnitude of extended periods of high global inflation, and the December 16 decision further evaluated ongoing impacts of inflation and the factors that determine inflation levels, risks related to high food and energy prices and uncertainty relating to global economic and financial conditions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021:
January	20.2248	19.9215
February	20.9390	20.3097
March	20.4400	20.7555
April	20.1822	20.0153
May	19.9213	19.9631
June	19.9062	20.0301
July	19.8455	19.9701
August	20.0605	20.0761
September	20.5623	20.0487
October	20.5297	20.4626
November	21.4453	20.9004
December	20.4672	20.8918

Source: Banco de México.

On December 31, 2021, the peso/dollar exchange rate closed at Ps. 20.4672 = U.S.$1.00, a 2.8% depreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar exchange rate published by Banco de México on December 31, 2021 (which took effect on the second business day thereafter) was Ps. 20.3670 = U.S.$1.00.

Banking System

At the end of September 2021, the total assets of the banking sector were Ps. 11,086 billion, which represented a real annual decrease of 7.6% as compared to the end of September 2020. The current loan portfolio of the banking sector had a balance of Ps. 5,259 billion, a real annual decrease of 7.7% as compared to the end of September 2020. The banking sector’s net result was Ps. 126 billion at the end of September 2021, 42.7% higher in real terms as compared to the end of September 2020. At the end of September 2021, the Multiple Banking sector was comprised of 50 operational financial institutions.

Mexico continues to improve the regulatory framework of various financial institutions in order to prevent illicit financial transactions and the financing of terrorism. On September 9, 2021, the Federal government modified several General Provisions referred to in Article 124 of the Ley de Ahorro y Crédito Popular (Law of Savings and Popular Credit) in order to comply with recommendations of the Financial Action Task Force (FATF).

Banking Supervision and Support

At the end of September 2021, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 17.2% at the end of September 2020 and 17.7% at the end of December 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2020 Form 18-K.

Securities Markets

On December 31, 2021, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 53,272.4 points, representing a 20.9% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2020(1)		2021(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	12,608.7	U.S.$	20,572.4
Crude oil		10,480.1		17,351.2
Other		2,128.6		3,221.2
Non-oil products		281,142.7		338,415.2
Agricultural		13,656.3		14,504.6
Mining		5,089.4		7,075.3
Manufactured goods(2)		262,397.0		316,835.4

Total merchandise exports		293,751.4		358,987.6

Merchandise imports (f.o.b.)
Consumer goods		32,613.3		44,110.4
Intermediate goods(2)		218,504.1		295,047.1
Capital goods		24,036.3		29,098.8

Total merchandise imports		275,153.6		368,256.3

Trade balance	U.S.$	18,597.7	U.S.$	(9,268.7)

Average price of Mexican oil mix(3)	U.S.$	33.9	U.S.$	62.9

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On June 16, 2021, the Agreement for the Reciprocal Protection and Promotion of Investments (APPRI) between Mexico and Hong Kong entered into force. This agreement seeks to promote economic cooperation between the two parties by granting non-discriminatory treatment to their investors, allowing the free transfer of capital, providing access to international arbitration to resolve disputes and granting compensation in the event of expropriation.

On July 21, 2021, the Pacific Alliance and Singapore concluded negotiations for a Free Trade Agreement. Singapore will become the first Pacific Alliance Partner State after the Free Trade Agreement is signed.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months
	2020(1)		2021(1)

	(in millions of dollars)
Current account(2)	U.S.$	8,949.5	U.S.$	(4,722.3)
Credits		344,085.4		423,178.9
Merchandise exports (f.o.b.)		293,751.3		358,987.6
Non-factor services		12,563.4		18,664.0
Transport		1,483.3		1,653.3
Tourism		8,115.3		13,313.8
Insurance and pensions		2,218.8		2,661.5
Financial services		329.6		421.8
Others		416.4		613.6
Primary income		7,367.1		7,565.4
Secondary income		29,965.5		37,349.7
Debits		335,135.9		427,901.2
Merchandise imports (f.o.b.)		275,153.7		368,256.4
Non-factor services		21,168.2		28,303.7
Transport		7,904.4		13,273.1
Tourism		2,677.4		3,502.5
Insurance and pensions		4,292.2		5,334.4
Financial services		2,094.8		2,134.8
Others		4,199.4		4,058.9
Primary income		37,999.1		30,324.3
Secondary income		664.9		821.1
Capital account		(5.2)		(35.3)
Credit		212.9		176.0
Debit		218.1		211.2
Financial account		9,757.6		528.3
Direct investment		(19,758.8)		(21,432.1)
Portfolio investment		6,626.1		26,042.6
Financial derivatives		48.2		1,298.1
Other investment		9,668.4		(19,829.3)
Reserve assets		13,173.5		14,448.9
International reserves		16,787.9		12,946.3
Valuation adjustment		3,614.3		(1,502.6)
Errors and omissions		813.3		5,285.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2021, Mexico’s current account registered a deficit of U.S.$4,070.4 billion, or 1.25% of GDP, compared to a surplus of U.S.$17,092.3 billion, or 6.45% of GDP, in the third quarter of 2020. The increase in the current account deficit was mainly due to a significant reduction in the non-oil trade balance, which was partially offset by higher travel revenues and historically high levels that remittances have continued to show.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4):
January	195.9	203.2
February	195.3	200.2
March	194.8	199.3
April	195.3	201.9
May	194.2	200.1
June	192.9	198.9
July	193.4	200.5
August	205.4	211.4
September	198.2	211.4
October	198.9	211.6
November	199.3	211.6
December	201.4	212.9

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

General

On July 14, 2021, the Decreto por el que se crea la Agencia Nacional de Aduanas de México como un órgano administrativo desconcentrado de la Secretaría de Hacienda y Crédito Público (Decree creating the National Customs Agency of Mexico as a decentralized administrative agency of the Ministry of Finance and Public Credit) was published in the Official Gazette with the goal of improving tax collection, facilitating trade, increasing the efficiency of customs and inspections services and reinforcing national security. This decree provides the National Customs Agency of Mexico with technical, operational, administrative and management autonomy, which will have the status of tax and customs authority and powers to issue resolutions within the scope of its authority.

The Budget

On November 12 and 29, 2021, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022 (Federal Revenue Law for the Fiscal Year 2022, or the 2022 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022 (Federal Expenditure Budget for 2022, or the 2022 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2021 Expenditure Budget

(In Billions of Pesos)

	Actual
	2020(1)		First nine months of 2020(1)		First nine months of 2021(1)		2021 Budget(2)
Health	Ps.	154.0	Ps.	92.0	Ps.	99.7	Ps.	145.4
Education		345.0		233.3		254.2		337.9
Agricultural, Rural and Urban Development		13.9		10.1		14.3		16.6
Government debt service		565.6		354.2		334.8		541.1
CFE and PEMEX debt service		120.5		133.0		137.9		171.6
PEMEX debt service		97.0		114.2		121.0		141.8
CFE debt service		23.5		18.9		16.8		29.8

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 15 – Budgetary Results; 2021 Budget Assumptions and Targets

	Actual
	2020(1)	First nine months months of 2020(1)	First nine months of 2021(1)	2021 Budget(2)
Real GDP growth (%)	(8.2)%	(9.5)%	6.1%	3.6 – 5.6%
Increase in the national consumer price index (%)	3.2%	4.0%	6.0%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	35.8	33.9	62.9	42.0
Average exchange rate (Ps./$1.00)	21.5	21.8	20.1	22.1
Average rate on 28-day Cetes (%)	5.3%	5.7%	4.2%	4.0%
Public sector balance as % of GDP(4)	(2.9)%	(1.4)%	(1.4)%	(0.7)%
Primary balance as % of GDP(4)	0.1%	0.4%	0.7%	0.0%
Current account deficit as % of GDP	2.3%	1.2%	(0.5)%	(2.0)%

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2020 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the first six months of 2020 and 2021 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2020(2)	First nine months of 2021(2)	2021 Budget(3)
Budgetary revenues	3,888.9	4,322.3	5,538.9
Federal Government	3,040.5	3,224.0	4,080.2
Taxes	2,505.2	2,702.1	3,533.0
Income tax	1,343.1	1,417.0	1,908.2
Value-added tax	719.9	860.3	978.9
Excise taxes	343.1	316.8	510.7
Import duties	42.9	52.5	61.6
Tax on the exploration and exploitation of hydrocarbons	5.3	5.3	6.9
Export duties	0.0	0.0	—
Luxury goods and services	n.a	n.a	n.a.
Other	50.9	50.2	66.7
Non-tax revenue	535.3	521.9	547.2
Fees and tolls	60.0	74.5	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	163.6	214.6	343.0
Fines and surcharges	304.7	227.7	152.5
Other	7.0	5.0	9.4
Public enterprises and agencies	848.5	1,098.3	1,458.7
PEMEX	232.9	472.4	593.7
Others	615.6	625.9	865.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2020	At September 30, 2021
Historical Balance of Public Sector Borrowing Requirements	53.5%	49.0%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

Source: Ministry of Finance and Public Credit.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2020 Form 18-K.

Internal Debt

Internal Government Debt

As of December 31, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

The following table sets forth Mexico’s net external public sector debt at the dates indicated.

Table No. 18 – Net External Debt of the Public Sector

	At September 30, 2020(1)		At September 30, 2021(1)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	219,751.2	U.S.$	213,349.2
Gross External Debt/GDP		21.5%		17.6%
Net External Debt/GDP(1)		21.1%		16.6%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following table sets forth Mexico’s net external Government debt at the dates indicated.

Table No. 19 – Net External Debt of the Government(1)

	At September 30, 2020(2)		At September 30, 2021(2)

	(in millions of U.S. dollars, except percentages)
Total Net Debt	U.S.$	107,876.7	U.S.$	104,391.6

Gross Internal Debt/GDP		10.7%		9.0%
Net Internal Debt/GDP		10.3%		8.1%

Note: Numbers may not total due to rounding.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 19, 2021, the Executive Board of the International Monetary Fund (IMF) approved a successor two-year arrangement for Mexico under the Flexible Credit Line (FCL) in an amount equivalent to SDR 35.6508 billion (about U.S.$50 billion, equivalent to 400 percent of quota) and noted Mexico’s cancellation of the previous arrangement. Mexican authorities stated their intention to treat the new arrangement as precautionary. The IMF Executive Board observed that, spurred by strong U.S. growth and rising vaccination rates, the Mexican economy is rebounding from its deepest recession in decades, and that Mexican authorities have successfully maintained external, financial, and fiscal stability, despite numerous challenges related to the COVID-19 pandemic. Finally, the IMF confirmed that Mexico’s macroeconomic policies and institutional policy frameworks remain strong, given the presence of a flexible exchange rate regime, a credible inflation targeting framework, a fiscal responsibility law, and a well-regulated financial sector.

External Securities Offerings and Liability Management Transactions

On July 6, 2021, Mexico issued €1,250,000,000 of its 2.250% Global Notes due 2036.